UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2003

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Completion of Share Retirement

I. We hereby inform you that KT Corporation (NYSE symbol: KTC) has completed its share retirement as follows:

1. Number of shares retired: 15,454,659 common shares

2. Total value of shares retired: approximately 786,642 million Won

3. Par value: 5,000 Won per share

4. Number of issued shares before share retirement: 309,077,659 shares

5. Number of issued shares after share retirement: 293,623,000 shares

6. Date of share retirement: January 6, 2003

7. Date of board resolution on share retirement: December 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 8, 2003

KT Corporation

By:	/s/ Joong – Soo Nam
Name:	Joong – Soo Nam
Title:	Executive Vice President and Chief Financial Officer